EarthLink, Inc.

1375 Peachtree Street, N.E.

Atlanta, Georgia 30309

July 11, 2011

By EDGAR Transmission
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7410
Attention:	Mark P. Shuman, Legal Branch Chief
Division of Corporation Finance

RE:	EarthLink, Inc.
Registration Statement on Form S-4
Filed June 17, 2011
File No. 333-174950

Dear Mr. Shuman:

As Chief Financial Officer of EarthLink, Inc., a Delaware corporation (the “Company”), I am transmitting herewith for filing pursuant to the Securities Exchange Act of 1934, as amended, Amendment No. 1 to the Company’s Registration Statement on Form S-4 (as amended, the “Form S-4”), together with exhibits thereto, along with the Company’s response to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter, dated June 30, 2011 (the “Commission Comment Letter”).

Set forth below are the Company’s responses.  For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph number assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company.  When used in this letter, the “Company,” “we,” “us,” and “our” refer to EarthLink, Inc.

General

1.     We note that there are outstanding comments on your Form 10-K filed March 1, 2011 and Form 8-K filed June 16, 2011. Please be advised that we will not be in a position to declare the registration statement effective until all outstanding comments on those filings have been resolved.

Response:

The Company acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company is currently in the process of responding to all outstanding Staff comments.

2.     We note that you are registering the senior notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with an amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

The Company acknowledges the Staff’s comment.  In response to the Staff’s comment, concurrently herewith, the Company is providing the requested supplemental letter as Annex I attached hereto, stating that the Company is registering the exchange offer in reliance on the Commission’s position contained in the Exxon Capital, Morgan Stanley and Shearman & Sterling no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Prospectus Cover Page

3.     Please revise the cover page to disclose the following:

•      Each broker-dealer that receives the new securities pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new securities; and

•      If the broker-dealer acquired the old securities as a result of market making or other trading activities, the broker-dealer may use the prospectus for the exchange offer, as supplemented or amended, in connection with resale of the new securities.

We note that these disclosures are provided in the Plan of Distribution section of the prospectus.

Response:

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the cover page of the Prospectus to include the above referenced disclosure.

Incorporation of Certain Documents by Reference, page 132

4.     Please revise your reference to the quarterly report on Form 10-Q filed on May 4, 2011 to indicate that you are incorporating the report as amended by the current report on Form 8-K filed on June 16, 2011. Also, please incorporate by reference the current report on Form 8-K filed on May 20, 2011 or advise.

Response:

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its reference to its quarterly report on Form 10-Q accordingly and has specifically incorporated by reference its current report on Form 8-K filed on May 20, 2011.

Undertakings, page II-28

5.     Please advise us as to why you have not included the undertaking required by Item 512(b) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has added the undertaking required by Item 512(b) of Regulation S-K.

2

Exhibit 5.1

6.     We note the statement in this opinion that it has been prepared for the company’s use in connection with the registration statement and “may not be relied upon for any other purpose.” Please note that the investors in the offering should be able to rely on the legality opinion. Accordingly, please revise the legality opinion to eliminate language limiting the reliance of investors. Also, please revise, as necessary, the other legality opinions filed with the prospectus to ensure that they do not contain similar limiting language. For example, we note the statements in Exhibits 5.2 and 5.6 that the opinions are “solely for the benefit of the named addresses hereof” and “no other person may rely on the opinions expressed above for any other purpose or in any other context.”

Response:

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the opinions of counsel to the Company included as Exhibits 5.1, 5.2 and 5.6 to the Registration Statement have been revised to eliminate language that limits the reliance of investors. Revised Exhibits 5.1, 5.2 and 5.6 opinions are being filed concurrently with Amendment No.1.

***************

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•      should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information that we might provide to assist the Staff’s review, please call me at (404) 748-6287 or our outside counsel David Carter of Troutman Sanders LLP at (804) 697-1253.

Sincerely,

/s/ Bradley A. Ferguson

Bradley A. Ferguson
Chief Financial Officer

3

Annex I

EarthLink, Inc.

1375 Peachtree Street, N.E.

Atlanta, Georgia 30309

July 11, 2011

By EDGAR Transmission
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7410
Attention:	Mark P. Shuman, Legal Branch Chief
Division of Corporation Finance

RE:	EarthLink, Inc.
Registration Statement on Form S-4
Filed June 17, 2011
File No. 333-174950

Dear Mr. Shuman:

I am the Chief Financial Officer of EarthLink, Inc., a Delaware corporation (“EarthLink”).  Reference is made to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter, dated June 30, 2011 (the “Commission Comment Letter”).  EarthLink and its guarantor co-registrants (collectively, the “Company”) have filed a Registration Statement on Form S—4, as amended (File No. 333—174950) (the “Registration Statement”), relating to EarthLink’s offer to exchange (the “Exchange Offer”) its outstanding unregistered $300,000,000 aggregate principal amount of 8.875% Senior Notes due 2019 (the “Original Notes”) for up to $300,000,000 aggregate principal amount of substantially identical registered 8.875% Senior Notes due 2019 (the “Exchange Notes”).  In connection with the Registration Statement and the Staff’s second Comment, EarthLink hereby makes the following representations to the Commission:

(1)   the Company is registering under the Securities Act of 1933, as amended (the “Securities Act”) the Exchange Notes to be offered in the Exchange Offer in reliance on the staff’s position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (July 2, 1993) (the “Shearman Letter”); and

(2)   the Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the registered Exchange Offer (a) may not rely on the staff position in the Exxon Capital Letter or similar interpretive letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

Furthermore, in accordance with the terms and conditions set forth in the Shearman Letter, the Company makes the following additional representations to the Commission:

(1)   neither the Company nor any affiliate of the Company has entered into any arrangement or understanding with a broker-dealer to distribute the Exchange Notes; and

(2)   the Company

(a)   will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes, which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to any resales of the Exchange Notes received in exchange for such Original Notes (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer); and

(b)   will include in the transmittal letter or similar documentation to be executed by an exchange offeree and require as a condition to participation in the Exchange Offer, a provision to the effect that if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer; provided that, by so acknowledging and by delivering a prospectus, such exchange offeree will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

***************

In connection with EarthLink’s response to the Staff’s comment, EarthLink acknowledges the following:

•      should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve EarthLink from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      EarthLink may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information that we might provide to assist the Staff’s review, please call me at (404) 748-6287 or our outside counsel David Carter of Troutman Sanders LLP at (804) 697-1253.

Sincerely,

/s/ Bradley A. Ferguson

Bradley A. Ferguson
Chief Financial Officer